GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref

05008713

3 June 2005

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 17 May 2005 (*Notification on Incorporation of Subsidiary Company*);
- 30 May 2005 (*News Release – New Chairman of CDL Hotels New Zealand*);
- 1 June 2005 (*Article in Business Times dated 1 June 2005 Headlined "CityDev May Sell Office Buildings to Suntec Reit"*) and
- 1 June 2005 (*Media Releases by Subsidiary Companies, CDL Hotels New Zealand and CDL Investments New Zealand Limited*)

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	17-May-2005 17:33:27
Announcement No.	00044

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Notification on Incorporation of Subsidiary Company
Description	Please refer to the attached file on the above.
Attachments:	170505-CDL.pdf Total size = **16K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED (Co. Reg. No. 196300316Z)

NOTIFICATION ON INCORPORATION OF SUBSIDIARY

The Board of Directors of City Developments Limited wishes to announce that CBM-GCA Limited, a 70% subsidiary of City Building Management Pte Ltd ("CBM"), which is an indirect wholly-owned subsidiary of the Company, has incorporated a wholly-owned subsidiary in Beijing, the People's Republic of China known as Global City Property Management Limited ("Global City").

Information relating to Global City is as follows:

Name of Company	:	Global City Property Management Limited
Date & country of incorporation	:	20 January 2005 People's Republic of China
Registered capital	:	US$150,000/-
Principal activity	:	Property Management

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date: 17 May 2005

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Shufen Catherine Loh
Designation *	Company Secretary
Date & Time of Broadcast	30-May-2005 19:39:10
Announcement No.	00125

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release -.New Chairman of CDL Hotels New Zealand
Description	Please refer to the attached file on the news release by Hong Leong Group in respect of the appointment of Tsang Jat Meng as the Chairman of CDL Hotels New Zealand Limited, CDL Investments New Zealand Limited and Kingsgate International Corporation Limited.
Attachments:	Press_Release_Appt_of_new_Chairman.pdf Total size = **22K** (2048K size limit recommended)

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Hong Leong Group
Singapore
Group Corporate Affairs

News Release

For Immediate Release

30 May 2005

NEW CHAIRMAN OF CDL HOTELS NEW ZEALAND

Millennium & Copthorne (M&C) Hotels plc is pleased to announce the appointment of Tsang Jat Meng as the Chairman of CDL Hotels New Zealand Limited ("CDL Hotels (NZ)") and CDL Investments New Zealand Limited ("CDL Investments New Zealand") and Kingsgate International Corporation Limited with effect from 25 May 2005. It is believed that Mr. Tsang is the only Singapore-born Chairman of a listed group in that country.

Mr. Tsang, 72, was the Managing Director of listed CDL Hotels (NZ) and listed CDL Investments New Zealand since July 2001. He will continue to oversee the management of properties and investments in there. The new managing director will be named soon.

He was a former a stock-broker – he also founded stock broking firm, Tsang & Ong –and was deputy chairman of the Singapore Stock Exchange from 1983 to 1988. He then became an investor, turning his eye to New Zealand in the late '80s - early '90s

"Jat Meng has been a well-respected businessman in New Zealand during his 15 years in the country and almost four years as managing director of CDL Hotels (NZ) and CDL Investments New Zealand," said Mr. Kwek Leng Beng, Executive Chairman of the Hong Leong Group Singapore and Chairman of Millennium & Copthorne Hotels plc.

Mr. Tsang's business experience, his several years in New Zealand and his personal touch have help make him the ideal person to head the group's New Zealand operations as Chairman, added Mr. Kwek.

As managing director of the Auckland-listed CDL Hotels (NZ) and CDL Investments New Zealand, Mr. Tsang has presided over a strong and steady rise in the share prices of both companies, as well as their profitability.

CDL Hotels (NZ) has a portfolio of 29 hotels in New Zealand. Hotels there are owned or managed under the Millennium and Copthorne brands, as well as the Kingsgate brand, a New Zealand brand by the group. It is the country's largest hotel company.

CDL Hotels (NZ) is a subsidiary of London-listed M&C Hotels plc which operates in 17 countries with a portfolio of 89 hotels. M&C Hotels is part of the Hong Leong Group Singapore, and is the Singapore's largest international hotel group.

=====================================

For more information, please contact:
Gerry de Silva, Group Corporate Affairs Manager
Hong Leong Group Singapore
Tel: 64289 308/ 6438 3110
Fax: 6534 3060 Email: gerry@cdl.com.sg

9 Raffles Place
#36-00
Republic Plaza
Singapore 048619
Tel: 6438 0880
Fax: 6534 3060
www.hongleong.com.sg

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	01-Jun-2005 12:33:38
Announcement No.	00016

>> Announcement Details
The details of the announcement start here ...

Announcement Title *

ARTICLE IN BUSINESS TIMES DATED 1 JUNE 2005 HEADLINED "CITYDEV MAY SELL OFFICE BUILDINGS TO SUNTEC REIT"

Description

The Board of Directors of City Developments Limited (the "Company") refers to the Business Times article headlined "CityDev may sell office buildings to Suntec Reit" published on 1 June 2005 (the "Article").

The Board of Directors wishes to inform shareholders of the Company that it is continuously reviewing and engaging in discussions with third parties on the possibilities and strategic opportunities available to the Group in respect of the utilization of real estate investment trusts or REITS in respect of the Group's properties. Such intention has previously been highlighted to shareholders.

In fact, in the Group's announcement of its Unaudited First Quarter Financial Statements For The Period Ended 31 March 2005, which was issued on 13 May 2005, it was stated that "the Group has entered into discussion with its professional advisers and real estate investors to see how best to maximize the value to shareholders based on a selection of ear-marked properties."

However, as such review and discussions are still ongoing and no conclusive decision has been reached, it is the view of the Board of Directors that it will not be prudent to make any announcements on the details at this stage. In particular, there is no assurance whatsoever that the review or discussions will result in any definitive agreement. Therefore, the Board will refrain from commenting on the speculative details contained in the Article.

The Board of Directors wishes to assure shareholders that appropriate announcements will be made if and when any firm agreement is reached.

By Order of the Board
Shufen Loh @ Catherine Shufen Loh
Company Secretary
1 June 2005

Attachments:

Total size = **0**
(2048K size limit recommended)

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	01-Jun-2005 17:05:54
Announcement No.	00038

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

Media Releases by Subsidiary Companies, CDL Hotels New Zealand Limited ("CDLHNZ") and CDL Investments New Zealand Limited ("CDLINZ")

Description

We attach herewith the Media Releases by CDLHNZ and CDLINZ in relation to the appointment of new Managing Director.

Attachments:

CDLHNZ.pdf

CDLINZ.pdf

Total size = **31K**
(2048K size limit recommended)

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CDL HOTELS NEW ZEALAND LIMITED ANNOUNCES APPOINTMENT OF NEW MANAGING DIRECTOR

Media release **1 June 2005**

The country's largest hotel operator, CDL Hotels New Zealand Limited ("CDL"), today announced that Mr. B K Chiu had been appointed as the Company's new Managing Director effective from today.

Chairman Mr. Tsang Jat Meng said that Mr. Chiu was an excellent candidate to lead the company into the future. "We are very fortunate that we have been able to appoint a person who has considerable international business experience, who is a marketer and business builder and someone who knows New Zealand and how New Zealanders work and think".

Mr. Chiu comes to CDL from his role as Regional Vice President and Managing Director, Asia of Merisant Company and previously held senior management positions in Monsanto Company (Asia Pacific). Mr. Chiu is well acquainted with New Zealand having completed his undergraduate and postgraduate studies at Massey University and working for the Bank of New Zealand before joining Monsanto Company in Singapore. He returned to New Zealand in 1991 after being appointed as Marketing Manager, New Zealand for Fernz Corporation Limited (now Nufarm Limited). In 1997, Mr. Chiu was appointed as General Manager, South East Asia of Monsanto Company and became its Managing Director, Asia Pacific in 1998. He took up his most recent position in 2002.

He holds Bachelors and Masters degree in agricultural economics and marketing and he has also completed the Executive Marketing Management Programme at Columbia University.

Mr. Chiu said that he was delighted to return to New Zealand once again and was looking forward to the challenges ahead. He presently resides in Singapore and will arrive in New Zealand later this month to take up his new position.

Mr. Chiu takes over from Mr. Tsang, who is now Chairman of CDL.

Ends

Issued by Senescall Akers Ltd on behalf of CDL Hotels New Zealand Ltd

Any inquiries please contact:

Tsang Jat Meng Chairman CDL Hotels New Zealand Ltd (09) 913 8001	or	Geoff Senescall Senescall Akers Ltd 021 481234

Issued by Senescall Akers Ltd on behalf of CDL Hotels New Zealand Ltd

CDL INVESTMENTS NEW ZEALAND LIMITED ANNOUNCES APPOINTMENT OF NEW MANAGING DIRECTOR

Media release **1 June 2005**

Property development and investment company CDL Investments New Zealand Limited (CDLI) today announced that Mr. B K Chiu had been appointed as the Company's new Managing Director.

Mr. Chiu comes to CDLI from his role as Regional Vice President and Managing Director, Asia of Merisant Company and previously held senior management positions in Monsanto Company (Asia Pacific) and Fernz Corporation Limited (now Nufarm Limited). He is a graduate of Massey University graduating with a Masters degree in agricultural economics and marketing and has also completed the Executive Marketing Management Programme at Columbia University.

Chairman Mr. Tsang Jat Meng said that Mr. Chiu was an excellent choice to lead the company into the future.

Mr. Chiu presently resides in Singapore and will arrive in New Zealand later this month to take up his new position. He takes over the role from Mr. Tsang, who is now the Chairman of CDLI.

Ends

Issued by Senescall Akers Ltd on behalf of CDL Investments New Zealand Ltd

Any inquiries please contact:

Tsang Jat Meng
Chairman
CDL Investments New Zealand Ltd
(09) 913 8001

or

Geoff Senescall
Senescall Akers Ltd
021 481234

Issued by Senescall Akers Ltd on behalf of CDL Investments New Zealand Ltd